March 9, 2007
VIA OVERNIGHT DELIVERY
Sara D. Kalin, Branch Chief
H. Yuna Peng, Esq.
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Santander Drive Auto Receivables LLC Registration Statement on Form S-3 File No. 333-139609, (Amendment No. 1 filed on January 29, 2007)
Dear Ms. Kalin and Ms. Peng:
On behalf of Santander Consumer USA Inc. (“Santander Consumer”), as sponsor and sole equity owner of Santander Drive Auto Receivables LLC, this letter responds to the oral comment of Ms. Kalin discussed with me and Valerie Potenza relating to Amendment Number 1 to the Registration Statement on Form S-3 filed on January 29, 2007 (SEC File No. 333-139609) (the “Registration Statement”). . Enclosed with this letter is Amendment No. 2 to the Registration Statement, dated March 9, 2007, marked to show all changes to the Registration Statement.
In addition to the change responsive to the comment referenced above, Amendment No. 2 also contains changes necessitated by the change in name of each of the sponsor (formerly “Drive Consumer USA Inc.”; now “Santander Consumer USA Inc.” ) and the registrant (formerly “Drive Auto Receivables LLC”; now “Santander Drive Auto Receivables LLC”). These changes are name changes only; there are no changes to the type of legal entity; state of organization; or purposes or powers of either entity.
General
Comment
Please add to the summary of terms of the Prospectus Supplement a brief summary of circumstances regarding when pool assets can otherwise be added, removed or substituted. For example. See Item 1103(a)(6) of Regulation AB and revise accordingly.
Response
A summary has been added on page S-5.

901 MAIN STREET SUITE 4000 DALLAS, TEXAS 75202-3793

DALLAS ADDISON TYLER	TEL 214.672.2000 FAX 214.672.2020

WWW.COWLESTHOMP50N.COM

     Should you have any questions about this letter, please do not hesitate to me at (214) 672-2154 or Valerie A. Potenza at (212) 698-3518.

Respectfully submitted,
/s/ F. John Istre, III
F. John Istre, III

cc: Jim W. Moore (Santander Consumer USA Inc.)
     Valerie A. Potenza, Esq. (Dechert LLP)